EXHIBIT 99.1

Graphex Group Limited Announces Unaudited Financial Results For The First Half of 2022

HONG KONG, October 26, 2022 — Graphex Group Limited (“Graphex” or the “Company”) (NYSE American: GRFX and HKEX: 6128), a global leader in mid-stream processing of specialized natural graphite used for electric vehicle (EV) lithium-ion (Li-ion) batteries, today announced its unaudited interim financial results for the six months ended June 30, 2022.

Financial Highlights for the Six Months Ended June 30, 2022

Total revenues were HK$ 163.1 million (US$ 20.9 million) for the six months ended June 30, 2022, representing a decrease of 10.7% compared with the total revenues of HK$ 182.6 million for the six months ended June 30, 2021.

Gross profit was HK$ 57.6 million (US$ 7.4 million) for the six months ended June 30, 2022, representing a decrease of 18.8% compared with our gross profit of HK$ 70.9 million for the six months ended June 30, 2021.

Gross margin was 35.3% for the six months ended June 30, 2022, compared with a gross margin of 38.8% for the six months ended June 30, 2021.

Loss from operations was HK$ 41.7 million (US$ 5.3 million) for the six months ended June 30, 2022, representing a decrease of 21.6% compared with loss from operations of HK$ 53.2 million for the six months ended June 30, 2021.

Net loss was HK$ 67.9 million (US$ 8.7 million) for the six months ended June 30, 2022, representing a decrease of 9.2% compared with net loss of HK$ 74.8 million for the six months ended June 30, 2021.

2022 is an important year for Graphex Group Limited. The formation of Graphex Michigan I LLC, the joint venture between Emerald Energy Solutions LLC (“EES”) and Graphex Technologies LLC, has marked the beginning of the Group’s participation in global electric vehicle (“EV”) supply chain. While the revenue of the graphene products business of the Group remains the major contributor, we see the opportunity and necessity to expand our graphene products business both in China and the rest of the world. Geopolitical issues and COVID-19 are still challenging. On the other hand, the proliferation of EV and its related industry are promising. Our main product natural spherical graphite is used to produce anode of lithium-ion batteries that are used in EV, electronics, power tools, electric scooter, etc. The trend of electrification is going to last for some years.

Operation highlights

Graphene Products Business

The main product of graphene products business is natural spherical graphite which is an essential material to produce anodes of lithium-ion batteries for EV and energy storage systems. In addition to our production facilities in Jixi, Heilongjiang, PRC, the Group has kickstarted the plan to increase its production capacity to 40,000 tons by implementing new production facilities in Mashan Graphite Industrial Park, Jixi, Heilongjiang, PRC. Graphex Michigan I LLC, the joint venture between EES and Graphex Technologies LLC, is incorporated in June 2022 to establish an anode material manufacturing facilities in Warren, Michigan, USA. Both facilities are intended to commence in production in 2023.

Landscape Architecture Business

The Group maintains its market position as one of the leading landscape architecture providers predominantly in the PRC and Hong Kong. It offers landscape architecture services to clients including governments, private property developers, state-owned property developers, design services companies and engineering companies in the PRC and Hong Kong.

Catering Business

The Group’s catering business is mainly represented by the provision of management services to a Thai Gallery restaurant serving Thai Cuisine in the PRC. The COVID-19 pandemic has had a significant impact across our catering business since 2020. As a result, we discontinued operations of our restaurant in Chengdu, China in August 2021. We currently only provide management services to one restaurant in Shanghai. We do not intend to further expand the catering business.

Financial Results for the Six Months Ended June 30, 2022

Revenues

Revenue for the six months ended June 30, 2022, was approximately HK$163.1 million compared to approximately HK$182.6 million for the six months ended June 30, 2021. The decrease of HK$19.5 million or 10.7% was mainly due to a decrease in revenue from our Landscape architecture and design services of about HK$12.2 million, together with the decrease in revenue from our Graphene products and our Catering business, which declined about HK$3.9 million and HK$3.4 million, respectively.

	For the six months ended June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Type of goods or services
-Graphene products	107,297	103,438	13,261
-Landscape architecture and design services	69,910	57,738	7,402
-Catering	5,415	1,957	251
Total Revenue	182,622	163,133	20,914

Graphene Products Business

Revenue from our Graphene Products Business for the six months ended June 30, 2022 was approximately HK$103.4 million compared to approximately HK$107.3 million for the six months ended June 30, 2021. The decrease of HK$3.9 million or 3.6% was primarily due to the lockdown of Jixi in early 2022.

Landscape Architecture and Design Business

Revenue from our Landscape architecture and design business for the six months ended June 30, 2022, was approximately HK$57.7 million compared to approximately HK$69.9 million for the six months ended June 30, 2021. The decrease of HK$12.2 million or 17.5% was primarily due to the lockdown of several cities in PRC since March 2022 which slowdown the projects status.

Catering Business

Revenue from our Catering business for the six months ended June 30, 2022 was approximately HK$2 million compared to approximately HK$5.4 million for the six months ended June 30, 2021. The decrease of HK$3.4 million or 63.0% in revenue from the catering segment was primarily due to cease and/or downscale of operation of restaurants in China due to the continuous deterioration in market environment since the outbreak of the COVID-19 pandemic.

Cost of revenues

Cost of goods for the six months ended June 30, 2022 was approximately HK$105.6 million compared to approximately HK$111.8 million for the six months ended June 30, 2021. The decrease of HK$6.2 million or 5.5% was mainly due to a decrease in cost of goods from our Graphene Products of about HK$2.4 million and together with the decrease in cost of goods from our Landscape architecture and design and Catering business which declined about HK$2.7 million and HK$1.1 million, respectively.

	For the six months ended June 30
	2021	2022	2022
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Graphene products	74,088	71,682	9,190
Landscape architecture and design	36,382	33,723	4,324
Catering	1,291	168	21
Total cost of revenues	111,761	105,573	13,535

Graphene Products Business

Cost of revenues from our Graphene products business for the six months ended June 30, 2022 was approximately HK$71.7 million compared to approximately HK$74.1 million for the six months ended June 30, 2021. The decrease of HK$2.4 million or 3.2% was primarily due to decrease its production in 2022 compared to the same period in 2021. The decrease in cost of sales was in line with the decrease revenue derived.

Landscape Architecture and Design Business

Cost of revenues from our Landscape architecture and design business for the six months ended June 30, 2022 was approximately HK$33.7 million compared to approximately HK$36.4 million for the six months ended June 30, 2021. The decrease of HK$2.7 million or 7.4% was in line with the decrease in revenue which primarily due to the lockdown of several cities in PRC since March 2022 which slowdown the projects status.

Catering Business

Cost of revenues from our Catering business for the six months ended June 30, 2022 was approximately HK$0.2 million compared to approximately HK$1.3 million for the six months ended June 30, 2021. The decrease of HK$1.1 million or 84.6% was primarily due to the cessation of operations in PRC caused by the continuous deterioration in market environment since the outbreak of the COVID-19 pandemic.

Gross Profit

Gross profit for the six months ended June 30, 2022 was approximately HK$57.6 million compared to approximately HK$70.9 million for the six months ended June 30, 2021. The decrease of HK$13.3 million or 18.8%, was due to the decrease of gross profit from our Graphene Products Business, which was about HK$1.5 million, and together with the reductions in gross profits from our Landscape architecture and design business and Catering business, which were about HK$9.5 million and HK$2.3 million, respectively.

	For the six months ended June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Graphene products	33,209	31,756	4,071
Landscape architecture and design	33,528	24,015	3,078
Catering	4,124	1,789	230
Total gross profit	70,861	57,560	7,379

	For the six months ended June 30,
	2021	2022
	(Unaudited)	(Unaudited)
	%	%
Graphene products	31%	31%
Landscape architecture and design	48%	42%
Catering	76%	91%

Graphene Products Business

Gross profit from our Graphene Products Business for the six months ended June 30, 2022, was approximately HK$31.8 million compared to approximately HK$33.2 million for the six months ended June 30, 2021. The decrease was in line with revenue and gross margin remained approximately 31%.

Landscape Architecture and Design Business

Gross profit from our Landscape architecture and design business for the six months ended June 30, 2022 was approximately HK$24.0 million compared to approximately HK$33.5 million for the six months ended June 30, 2021. The decrease of HK$9.5 million was primarily due to costs incurred while project completions were delayed, primarily, due to the COVID-19 epidemic but no additional revenue charged to our customers.

Catering Business

Gross profit from our Catering business for the six months ended June 30, 2022 was approximately HK$1.8 million compared to approximately HK$4.1 million for the six months ended June 30, 2021. The decrease of HK$2.3 million was in line with decrease in revenue and cost of revenues. The increase in gross profit margin to 91% for the six months ended June 30, 2022 compared to 76% for the six months ended June 30, 2021 was due to the cease of operations of a loss-making restaurant in Chengdu.

Selling and Marketing Expenses

Selling and marketing expenses for the six months ended June 30, 2022 were approximately HK$2.3 million compared to approximately HK$6.2 million for the six months ended June 30, 2021. The decrease of approximately HK$3.9 million or 62.9% was primarily in line with a decrease in relevant expenses in our Catering business of approximately HK$2.7 million due to the cessation of restaurants’ operation in PRC, together with the decrease in selling and marketing expenses in our Landscape architecture and design business of about HK$2.0 million due to the lockdown of Shanghai from March 2022 to June 2022 and set off by the increase in relevant expense in our Graphene products business of about HK$0.8 million due to the marketing expenses incurred for the U.S. market.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2022 were approximately HK$77.4 million compared to approximately HK$90.5 million for the six months ended June 30, 2021. The decrease of approximately HK$13.1 million or 14.5% was primarily caused by (i) the share-based payment expenses including share options granted and shares awards to directors, employees and consultants in 2021 while no such share-based payments expenses in 2022 and (ii) decrease in professional services fees and remuneration in related to the proposed public offering in the United States.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2022 were approximately HK$10.7 million compared to approximately HK$12.9 million for the six months ended June 30, 2021. The decrease of approximately HK$2.2 million or 17.1% was primarily due to decreases in research and development efforts for our Graphene products business caused by the lockdown of Jixi in early 2022 and less raw materials consumed at current stage of research and development for the six months ended June 30, 2022.

Provision for Doubtful Accounts

Provision for doubtful accounts for the six months ended June 30, 2022, was approximately HK$8.8 million compared to approximately HK$10 million for the six months ended June 30, 2021. The decrease of approximately HK$1.2 million or 12% was primarily due to the reversal of provision for doubtful accounts for other receivables of HK$4.9 million and the decrease of provision for trade receivables of HK$1.8 million, which was set off by the increase of provision for doubtful accounts for contract assets of HK$5.6 million due to the COVID-19 epidemic.

Impairment Losses

Impairment losses for the six months ended June 30, 2022 was HK$nil compared to approximately HK$4.4 million for the six months ended June 30, 2021. The impairment losses for the six months ended June 30, 2021 was primarily caused by the cease of operations of a restaurant in Chengdu, China in August 2021.

Total Other Expenses, net

Net total other expenses for the six months ended June 30, 2022 was approximately HK$31.4 million compared to approximately HK$26.2 million for the six months ended June 30, 2021. The increase of approximately HK$5.2 million or 19.8% was primarily caused the increase in finance expense of HK$5.7 million due to the issuance of new convertible notes in 2022.

Loss Before Taxes

Losses before taxes for the six months ended June 30, 2022 were approximately HK$73.1 million compared to approximately HK$79.4 million for the six months ended June 30, 2021. The decrease of approximately HK$8.6 million or 10.8% was primarily caused by the increase in finance expenses in 2022.

	For the six months ended June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Graphene products	7,840	8,738	1,120
Landscape architecture and design	9,850	14,036	1,799
Catering	4,380	(166)	(21)
Corporate expenses	57,300	50,491	6,472
Total loss before tax	79,370	73,099	9,370

Graphene Products Business

Loss before tax from our Graphene Products Business for the six months ended June 30, 2022 was approximately HK$8.7 million compared to approximately loss before tax HK$7.8 million for the six months ended June 30, 2021. The increase of loss before income tax was due to decrease in revenue in 2022.

Landscape Architecture and Design Business

Loss before income tax from our Landscape architecture and design Business for the six months ended June 30, 2022 was approximately HK$14.0 million compared to approximately loss before tax HK$9.9 million for the six months ended June 30, 2021. The increase in loss before income tax of HK$4.1 million was primarily due to decrease in revenue in 2022.

Catering Business

Profit before income tax from our Catering business for the six months ended June 30, 2022 was approximately HK$0.2 million compared to approximately HK$4.4 million of loss before income tax for the six months ended June 30, 2021. The change of HK$4.6 million was due to the cessation of our catering operations in Chengdu in August 2021 which incurred continuous loss.

Cash Flows

For the six months ended June 30, 2021 and 2022

The following table summarizes the key components of our cash flows for the six months ended June 30, 2021 and 2022:

	For the six months ended June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
Selected Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	(18,931)	(12,126)	(1,553)
Net cash used in investing activities	(2,014)	(4,131)	(530)
Net cash (used in) provided by financing activities	5,178	14,707	1,884
Effect of exchange rate on cash	706	(1,477)	(189)
Net decrease in cash	(15,061)	(3,027)	(388)
Cash and cash equivalents and restricted cash at beginning of year	43,924	31,463	4.034
Cash and cash equivalents and restricted cash at end of	28,863	28,436	3,646

Operating Activities

Net cash used in operating activities was approximately HK$12.1 million for the six months ended June 30, 2022, compared to approximately HK$18.9 million net cash used in operating activities for the six months ended June 30, 2021. The decrease of approximately HK$6.8 million was mainly attributable to decrease of inventories of Graphene Products Business.

Investing Activities

Net cash used in investing activities was approximately HK$4.1 million for the six months ended June 30, 2022 compared to approximately HK$2 million for the six months ended June 30, 2021. The increase of approximately HK$2.1 million, or 105%, was attributable to increase in repayment loans to related parties.

Financing Activities

Net cash provided by financing activities was approximately HK$14.7 million for the six months ended June 30, 2022, compared to approximately HK$5.2 million used in financing activities for the six months ended June 30, 2021.

Capital Expenditures

We had capital expenditures of approximately HK$0.5 million and approximately HK$0.2 million for the six months ended June 30, 2021 and 2022, respectively. Our capital expenditures were mainly used for purchases of equipment in our Graphene products Business and Landscape architecture and design business. We intend to fund our future capital expenditures with lease financing, proceeds from this offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Borrowings

As of December 31, 2021, we had outstanding corporate bonds of approximately HK$158.2 million and outstanding promissory notes of approximately HK$308.1 million. As of June 30, 2022, we had outstanding corporate bonds of approximately HK$158.9 million and outstanding promissory notes of approximately HK$123.6 million. During the six months ended June 30, 2022, we issued convertible notes in tranches in an aggregate amount of US$6,910,000 which had outstanding balance of approximately HK$27.8 million.

Recent Development

After June 30, 2022, the Company has completed a public offering of its American Depositary Shares (“ADS”), each ADS representing 20 ordinary shares, par value HK$0.01 per share, of the Company, at the public offering price of $2.50 per ADS less underwriting discounts and commissions. The Company sold 5,400,000 ADS that represent 108,000,000 ordinary shares for net proceeds before expenses of approximately US$13,500,000.

On September 20, 2022, the Company entered into a cooperation agreement (the “Cooperation Agreement”) for construction and investment of graphite deep processing projects (the “Project”) with the People’s Government of Mashan District, Jixi City (the “Jixi Government”) to develop graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park in the Peoples Republic of China. The development of the Project will be in several phases. Such agreement was described in the Form 6-K filed by the Company on September 21, 2022.

Unaudited Interim Condensed Consolidated Financial Statements

GRAPHEX GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021	As of June 30, 2022	As of June 30, 2022
	HK$’000	HK$’000	US$’000

ASSETS

CURRENT ASSETS
Cash and cash equivalents	30,240	27,267	3,496
Restricted cash	1,223	1,169	150
Trade and notes receivables, net	114,714	171,912	22,040
Trade and notes receivables – related parties	8,806	5,080	651
Inventories, net	37,809	4,464	572
Loan receivables – related parties	5,753	9,365	1,201
Prepayments, other receivables and other current assets, net	56,256	48,335	6,197
Equity investment, fair value	-	22	3
Contract assets	40,382	30,121	3,862
Contract assets – related party	3,488	3,427	439
Tax recoverable	103	96	12
Total current assets	298,774	301,258	38,623

PROPERTY AND EQUIPMENT, NET	74,592	67,624	8,670

OTHER ASSETS
Goodwill	101,939	101,939	13,069
Other intangible assets, net	593,223	540,427	69,285
Investment in unconsolidated associates	521	236	30
Equity investment, fair value	1,312	1,255	161
Prepayments and deposits	131	559	72
Deferred tax assets, net	3,316	4,423	567
Total non-current assets	700,442	648,839	83,184
TOTAL ASSETS	1,073,808	1,017,721	130,477

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Current portion of corporate bonds payable	150,502	158,945	20,378
Bank borrowing	6,115	5,426	696
Convertible notes	-	12,435	1,594
Short-term borrowings	6,000	14,332	1,837
Short-term borrowings – related parties	7,259	7,716	989
Trade payable	7,772	22,296	2,858
Trade payable – related parties	1,103	1,055	135
Other payables and accruals	54,621	45,489	5,832
Other payables – related parties	1,154	807	103
Deposit received for convertible notes	46,965	-	-
Lease liabilities	7,918	6,435	825
Taxes payable	39,740	36,303	4,654
Contract liabilities	45,264	50,889	6,525
Total current liabilities	374,413	362,128	46,426

	As of December 31, 2021	As of June 30, 2022	As of June 30, 2022
	HK$’000	HK$’000	US$’000

OTHER LIABILITIES
Promissory notes	308,075	123,590	15,845
Corporate bonds payable	7,702	-	-
Convertible notes	14,121	15,350	1,968
Short-term borrowing	3,875	-	-
Noncurrent portion of lease liabilities	53,232	50,889	6,524
Consideration payable	86,500	86,500	11,090
Deferred tax liabilities	90,105	82,285	10,550
Total other liabilities	563,610	358,614	45,977

TOTAL LIABILITIES	938,023	720,742	92,403

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares, HK$0.01 par value; authorized – 2,000,000,000 shares; issued and outstanding 509,116,921 and 541,386,150 as of December 31, 2021 and June 30, 2022, respectively	5,091	5,414	694
Preference shares, nil and 323,657,534 shares as of December 31, 2021 and June 30, 2022, respectively	-	3,236	415
Treasury shares, 9,881,275 and 50,000 shares as of December 31, 2021 and June 30, 2022, respectively	-	-	-
Additional paid-in capital	428,850	684,304	87,731
Accumulated deficit	(353,296)	(420,995)	(53,974)
Statutory reserves	10,706	10,706	1,373
Accumulated other comprehensive income	50,728	20,749	2,660
Total Graphex Group Limited Shareholders’ Equity	142,079	303,414	38,899
Non-controlling interests	(6,294)	(6,435)	(825)
TOTAL EQUITY	135,785	296,979	38,074

TOTAL LIABILITIES AND EQUITY	1,073,808	1,017,721	130,477

GRAPHEX GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2021	2022	2022
	HK$’000	HK$’000	US$’000
REVENUES
Revenues – third parties	180,397	161,081	20,651
Revenues – related parties	2,225	2,052	263
Total revenues	182,622	163,133	20,914
COST OF REVENUES	(111,761)	(105,573)	(13,535)
GROSS PROFIT	70,861	57,560	7,379

OPERATING EXPENSES
Selling and marketing expenses	6,236	2,257	289
General and administrative expenses	90,501	77,418	9,925
Research & development expense	12,937	10,734	1,376
Provision for doubtful accounts	10,009	8,833	1,132
Impairment losses	4,377	-	-
Total operating expenses	124,060	99,242	12,722
LOSS FROM OPERATIONS	(53,199)	(41,682)	(5,343)

OTHER INCOME (EXPENSE)
Finance expenses	(34,029)	(39,721)	(5,092)
Interest income	356	781	100
Service income	6,154	4,418	566
Dividend income	-	63	8
Government grants	863	301	39
Investment loss in unconsolidated affiliates	(176)	(265)	(34)
Fair value change – equity investment	-	(11)	(1)
Other income, net	661	3,017	387
Total other expenses, net	(26,171)	(31,417)	(4,027)
LOSS BEFORE TAX	(79,370)	(73,099)	(9,370)
INCOME TAX BENEFIT	4,542	5,175	663
NET LOSS	(74,828)	(67,924)	(8,707)
Less: loss attributable to non-controlling interests	(2,416)	(225)	(29)
NET LOSS ATTRIBUTABLE TO GRAPHEX GROUP LIMITED	(72,412)	(67,699)	(8,678)
NET LOSS	(74,828)	(67,924)	(8,707)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	8,383	(29,895)	(3,833)
COMPREHENSIVE LOSS	(66,445)	(97,819)	(12,540)
Less: Comprehensive loss attributable to non-controlling interest	(2,471)	(141)	(18)
COMPREHENSIVE LOSS ATTRIBUTABLE TO GRAPHEX GROUP LIMITED	(63,974)	(97,678)	(12,522)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and Diluted	481,397,723	516,055,804	516,055,804

LOSS PER SHARE
Basic and Diluted	(0.150)	(0.131)	(0.017)

About Graphex:

Graphex Group Limited, a Cayman Island company with principal offices in Hong Kong and regional offices in Shanghai and Royal Oak, MI, USA. Graphex is focused on the development of technologies and products to enhance renewable energy, particularly the enrichment of spherical graphite and graphene, key components for EV batteries and lithium-ion batteries for other use cases. Proficient in the commercial deep processing of graphite, Graphex has extensive commercial experience producing battery grade purified spherical graphite to the power battery market, currently at a volume of 10,000 metric tons per annum (tpa) with intentions to expand production to 40,000 tpa over the next three years. With a strategy to expand its global operations to support energy transition and electrification efforts worldwide, Graphex is currently among the top suppliers of specialized spherical graphite to the EV and renewable energy industries and holds patents in areas including products, production methods, machinery design, and environmental protection.

Safe Harbor / Forward-Looking Statements:

This unaudited financial results as of and for the six-month period ended June 30, 2022 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this exhibit, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Company’s industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this exhibit is as of the date of this exhibit, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.